The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Add a Principal (Tiffany Eng) to Schedule A and remove a Principal (Sarah McAvoy).

NOTE: A current Form 7R is attached.

Thank you. Rosemary Francavilla 212-815-4596